RIVERSOURCE STRATEGY SERIES, INC.

EXHIBIT 77H

For RiverSource Partners Small Cap Growth Fund:

During the six-month period ended Sept. 30, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and RiverSource Investments, LLC, through its initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.